UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Beverly National Corporation

(Exact name of registrant as specified in charter)

Massachusetts	04-2832201
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

240 Cabot Street, Beverly, Massachusetts	01915
(Address of principal executive offices)	(zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value	American Stock Exchange
$2.50 per share

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

                                                                                                                                                   (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

The authorized capital stock of Beverly National Corporation (the “Corporation”) consists of 5,000,000 shares of common stock, par value $2.50 per share, and 300,000 shares of preferred stock, $1.00 par value per share. On June 2, 2006, a total of 1,893,523 shares of common stock were outstanding and an additional 110,405 shares were reserved for issuance upon exercise of outstanding stock options. There are no shares of preferred stock outstanding.

The following summary of certain provisions of the Corporation’s common and preferred stock does not purport to be complete. It is limited in its entirety by reference to the relevant provisions of the Massachusetts General Laws, the Corporation’s Restated Articles of Organization and By-laws as in effect from time to time. Copies of the Corporation’s Amended and Restated Articles of Organization and By-laws are included as Exhibits 3.1 and 3.2, respectively.

The following is a description of the common stock.

General

Holders of the Corporation’s common stock have no conversion, redemption or sinking fund rights. There are no restrictions on the alienability of the Corporation’s common stock. The rights and privileges of holders of the Corporation’s common stock are subject to the rights and preferences that the Corporation’s board of directors may set for any other series of preferred stock that the Corporation may issue in the future.

Dividend Rights

The holders of the Corporation’s common stock are entitled to receive such dividends as are declared by the Corporation’s Board of Directors out of funds legally available therefor.

Election of Directors

Under both the Corporation’s Restated Articles of Organization and By-Laws, the Board of Directors is divided into three (3) approximately equal classes. One class of our directors is elected each year at the Annual Meeting of Stockholders. Directors in each class serve for a term ending at the third annual meeting following the annual meeting at which they were elected and until their successors are duly elected and qualified or until their earlier resignation, removal from office or death.

The provision of the Corporation’s Restated Articles of Organization, which sets forth the classification of the Board of Directors into three classes, may be amended only by the affirmative vote of at least 80% of the shares of each class of the Corporation’s stock outstanding and entitled to vote.

Voting Rights—Non-Cumulative Voting

Holders of shares of the Corporation’s common stock are entitled to one vote for each share of stock held by them. Except as otherwise provided by applicable law, the holders of the Corporation’s common stock will vote together with the holders of any outstanding shares of preferred stock.

Shares of the Corporation’s common stock do not have cumulative voting rights. This means that the holders of more than 50% of the shares of common stock voting for the election of directors can elect 100% of the class of directors standing for election at any meeting if they choose to do so, and in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors at the meeting.

Preemptive Rights

The Corporation’s Restated Articles of Organization provide that the holders of the Corporation’s common stock have preemptive rights entitling them to participate in new issues of common stock in proportion to their stockholding at the time of issue under such terms and conditions as the Board of Directors may determine to be fair and reasonable. However, such rights are not available where, among other things, the Corporation issues common stock (i) in consideration for services rendered, (ii) in consideration for any property other than cash, (iii) to discharge indebtedness of the Corporation, (iv) as dividends, (v) in exchange for other securities of the Corporation, (vi) pursuant to any prior or subsequent option or right granted by the Corporation, (vii) pursuant to amendment of the Corporation’s Restated Articles of Organization or (viii) pursuant to the exercise, issuance or grant of any option to purchase such shares to a director or employee of the Corporation. Holders of the Corporation’s common stock do not have preemptive rights upon the issuance of any shares of preferred stock unless they are convertible into shares of common stock or carry a right to subscribe to or acquire shares of common stock.

Liquidation Rights

In the event of the dissolution or liquidation of the Corporation, the Corporation’s Restated Articles of Organization provide that the holders of the Corporation’s common stock will be entitled to receive pro rata any assets distributable to holders of common stock in respect of shares held by them after the payment of creditors.

Extraordinary Corporate Transactions and Changes in Control

Under the Corporation’s Restated Articles of Organization, neither the Corporation nor any of its subsidiaries may be a party to “Subject Transaction” unless certain conditions have been met. A Subject Transaction is defined in the Corporation’s Restated Articles of Organization to include any (i) merger or consolidation of the Corporation or any subsidiary, (ii) sale, lease, exchange, transfer or distribution of all, substantially all or a substantial part of the Corporation’s or any subsidiary’s assets, (iii) issuance of securities or options, warrants or options to acquire the securities of the Corporation or any subsidiary to any stockholder other than by stock dividend or pursuant to an employee stock ownership or stock option plan, (iv) reclassification or recapitalization of the Corporation’s or any subsidiary’s stock or (v) liquidation or dissolution of the Corporation’s or any subsidiary. The Corporation’s Restated Articles of Organization provide that the Corporation or any subsidiary may enter into a Subject Transaction if one or more of the following conditions have been met: (i) the Subject Transaction has been approved by the holders of at least 80% of the shares of each class of the stock of the Corporation outstanding and entitled to vote on the matter which are not owned by the Corporation or the entity, that is a party to the Subject Transaction (the “Receiving Entity”), (ii) the Subject Transaction has been approved by at least 80% of the members of the Corporation’s Board of Directors not affiliated with, or owners, either directly or indirectly, of shares of, the Receiving Entity or any affiliate or subsidiary thereof, (iii) the Subject Transaction has been approved by a majority of the members of the Corporation’s Board of Directors not affiliated with the Receiving Entity or any affiliate or subsidiary thereof prior to the time the Receiving Entity first acquired any stock of the Corporation, (iv) the transaction has been approved by the holders of at least a majority of the shares of each class of stock of the Corporation outstanding and entitled to vote on the matter and a majority of the shares of each class of stock of the Corporation outstanding and entitled to vote on the matter not owned, directly or indirectly, by the Receiving Entity or (v) the aggregate of the cash and fair market value of all consideration to be paid per share to the holders of the Corporation’s common stock in connection with the Subject Transaction is equal to the amounts determined under formulae set forth in the Corporation’s Restated Articles of Organization.

The provision of the Corporation’s Restated Articles of Organization which sets forth the provisions regarding Subject Transactions may be amended only by the affirmative vote of at least 80% of the shares of each class of the Corporation’s stock outstanding and entitled to vote.

Certain acquisitions of the Corporation’s common stock are subject to the provisions of Chapter 110D of the Massachusetts General Laws (“Chapter 110D”). Under Chapter 110D, shares of common stock acquired in a “Control Share Acquisition” will not have voting rights unless a majority of all shares entitled to vote generally in the election of directors, excluding “interested shares,” determines to grant voting rights to such shares. “Interested shares” are shares beneficially owned by any person who has acquired or proposes to acquire shares of the Corporation in a Control Share Acquisition, as well as officers and employees of the Corporation who are also directors of the Corporation. Subject to various exceptions set forth in Chapter 110D, a Control Share Acquisition generally means an acquisition of our common stock in which the acquiror, including the acquiror’s associates, acquires beneficial ownership of stock which, when aggregated with all other stock of the Corporation owned by the acquirer and their associates causes their voting power to be in one of the following ranges of voting power: (i) one fifth or more but less than one third, (ii) one third or more but less than a majority or (iii) a majority or more. All shares acquired within ninety days before or after a Control Share Acquisition or pursuant to a plan to make a Control Share Acquisition are deemed to be part of the same Control Share Acquisition.

Under Chapter 110F of the Massachusetts General Laws (“Chapter 110F”), the Corporation may not engage in a “Business Combination” with an “Interested Stockholder” for a period of three years following the date that such stockholder became an Interested Stockholder, unless (i) prior to the date the stockholder became an Interested Stockholder the Corporation’s Board of Directors approves either the Business Combination or the transaction which results in the stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction which results in the stockholder becoming an Interested Stockholder, the Interested Stockholder owns at least 90% of our voting stock or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is approved by the Corporation’s Board of Directors and authorized by at least two-thirds of the Corporation’s outstanding voting stock not owned by the Interested Stockholder. The term “Interested Stockholder” is generally defined in Chapter 110F to mean any person other than the Corporation or a majority-owned subsidiary who, together with associates and affiliates, is the owner of 5% or more of our outstanding voting stock. In certain instances involving acquisitions by brokers or dealers, banks, insurance companies, investment companies or certain others who have not acquired the voting securities with any purpose of, or with the effect of, changing or influencing the control of the

Corporation, the 5% threshold is increased to 15%. The term “business combination” is defined in Chapter 110F to include (i) any merger or consolidation of the Corporation or any majority-owned subsidiary of the Corporation with the interested stockholder or any other corporation if the merger or consolidation is caused by the interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, except proportionately as a stockholder of the Corporation, to or with the interested stockholder, of assets of the Corporation or any majority-owned subsidiary having a market value equal to 10% or more of either the market value of the Corporation’s assets or the market value of the Corporation’s outstanding stock, (iii) any transaction which results in the issuance or transfer by the Corporation or any majority-owned subsidiary of any stock of the Corporation or any majority-owned subsidiary to the interested stockholder, with certain exceptions, (iv) any transaction involving the Corporation or any majority-owned subsidiary which as the effect, directly or indirectly, of increasing the proportionate share of the stock which is owned by the interested shareholder and (v) certain other transactions.

Regulatory Restrictions

Under the Federal Change in Bank Control Act (the “Control Act”), a 60 day prior written notice must be submitted to the Federal Reserve Board if any person, or any group acting in concert, seeks to acquire 10% or more of any class of outstanding voting securities of a bank holding company such as the Corporation, unless the Federal Reserve Board determines that the acquisition will not result in a change of control. Under the Control Act, the Federal Reserve Board has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the community served by the bank holding company and its subsidiary banks, and the antitrust effects of the acquisition. Under the BHC Act, a company is generally required to obtain prior approval of the Federal Reserve Board before it may obtain control of a bank holding company. Under the BHC Act, control is generally described to mean the beneficial ownership of 25% or more of the outstanding voting securities of a company, although a presumption of control may exist if a party beneficially owns 10% or more of the outstanding voting securities of a company and certain other circumstances are present.

In addition, a bank holding company must obtain Federal Reserve Board approval prior to acquiring voting control of more than 5% of any class of voting stock of a bank or another bank holding company. An acquisition of control of a bank that requires the prior approval of the Federal Reserve Board under the BHC Act is not subject to the notice requirements of the Control Act.

Item 2. Exhibits.

3.1	Amended and Restated Articles of Organization of the Corporation, as of April 25, 2006 (Incorporated herein by reference to Exhibit 3.1 to the Corporation’s Current Report on Form 8-K filed April 28, 2006).

3.2	By-Laws of the Corporation, as of May 23, 2006 (Incorporated herein by reference to Exhibit 3.2 to the Corporation’s Current Report on Form 8-K filed May 23, 2006).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 16, 2006	BEVERLY NATIONAL CORPORATION

	By:	/s/ Donat A. Fournier
Donat A. Fournier
President and Chief Executive Officer